Exhibit (a)(1)

Offer to Purchase

Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

Offer to Purchase Up to 9,150,000 Shares of Common Stock

Dated April 6, 2012

Letters of Transmittal Tendering Shares of Common Stock Must Be Received by the

Depositary for

Dividend Capital Total Realty Trust Inc.

by 12:00 Midnight, Mountain Daylight Time, on May 15, 2012,

unless the Offer is extended.

Withdrawal Rights Will Expire at 12:00 Midnight, Mountain Daylight Time,

on May 15, 2012, unless the Offer is Extended.

Dividend Capital Total Realty Trust Inc. (the “Company”), a real estate investment trust for U.S. federal income tax purposes (a “REIT”), is offering to acquire up to 9,150,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”) from the holders (“Holders”) of the Shares at a purchase price equal to $6.00 per Share, in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal (“Letter of Transmittal”), as each may be supplemented or amended from time to time (which together constitute this “Offer”). This Offer will expire at 12:00 midnight, Mountain Daylight Time, on May 15, 2012, or such other date to which this Offer may be extended (the “Expiration Date”).

FOR REASONS DISCUSSED HEREIN, THE COMPANY’S BOARD OF DIRECTORS DOES NOT RECOMMEND THAT HOLDERS TENDER THEIR SHARES IN THIS OFFER.

THIS OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. IF MORE THAN 9,150,000 SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE COMPANY WILL ACCEPT FOR PURCHASE 9,150,000 SHARES FROM TENDERING HOLDERS (WHO DO NOT ELECT THE ‘DECLINE PARTIAL TENDER’ OPTION) ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. A HOLDER MAY TENDER ANY OR ALL THE SHARES OWNED BY SUCH HOLDER.

IMPORTANT

Holders of Shares desiring to tender all or any portion of their Shares should complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with any other required documents, to DST Systems, Inc., as depositary for this Offer (“Depositary”) at Dividend Capital, C/O DST Systems, Inc., PO Box 219079, Kansas City, MO 64121-9079.

If your Shares are registered in the name of a custodian or other nominee (such as Shares held in an IRA account), you must obtain their signature on the Letter of Transmittal in order to tender your Shares.

Questions regarding this Offer to Purchase or the Letter of Transmittal, and requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal, may be directed to Dividend Capital, C/O DST Systems, Inc., PO Box 219079, Kansas City, MO 64121-9079, Toll Free: 866-324-7348 *2 *1.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which this Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, subject to the restriction below, (ii) upon the occurrence of any of the conditions specified in Section 12 of this Offer prior to the Expiration Date, to terminate this Offer and not accept for payment any Shares, and (iii) to amend this Offer in any respect prior to the Expiration Date. Notice of any such extension, termination, or amendment will promptly be disseminated to Holders in a manner reasonably designed to inform Holders of such change in compliance with the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder. In the case of an extension of this Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 A.M., Eastern Daylight Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE COMPANY OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

WITH THE EXCEPTION OF HISTORICAL INFORMATION, THIS OFFER TO PURCHASE, INCLUDING INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS OFFER TO PURCHASE, CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON CERTAIN ASSUMPTIONS AND DESCRIBE OUR FUTURE PLANS, STRATEGIES AND EXPECTATIONS, ARE GENERALLY IDENTIFIABLE BY USE OF THE WORDS “MAY”, “WILL”, “BELIEVE”, “EXPECT”, “INTEND”, “ANTICIPATE”, “ESTIMATE”, “PROJECT”, OR SIMILAR EXPRESSIONS OR VARIATIONS THEREOF. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH ARE, IN SOME CASES, BEYOND OUR CONTROL AND WHICH COULD MATERIALLY AFFECT ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS. YOU SHOULD NOT PUT UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS. YOU SHOULD UNDERSTAND THAT MANY IMPORTANT FACTORS, INCLUDING THOSE DISCUSSED HEREIN OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, AND MANY OF WHICH ARE BEYOND OUR CONTROL, COULD CAUSE OUR RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR SUGGESTED IN ANY FORWARD-LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFER TO PURCHASE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS OR THE OBTAINING OF NEW KNOWLEDGE. YOU SHOULD READ THE RISK FACTORS AFFECTING US DISCUSSED UNDER “ITEM 1A. RISK FACTORS” OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011, AS SUPPLEMENTED BY OUR SUBSEQUENT EXCHANGE ACT REPORTS.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THIS OFFER.

April 6, 2012

iii

SUMMARY TERM SHEET

Dividend Capital Total Realty Trust Inc. (the “Company”), a Maryland corporation and a real estate investment trust for U.S. federal income tax purposes (a “REIT ”), is offering to purchase up to 9,150,000 shares of the Company’s common stock (the “Shares”), for $6.00 per Share in cash, less any applicable withholding taxes and without interest. This Offer will expire at 12:00 midnight, Mountain Daylight Time, on May 15, 2012, or such other date to which this Offer may be extended (the “Expiration Date”). The following are some of the questions that you, as a holder (a “Holder”) of Shares may have, and the answers to those questions. We urge you to read carefully this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. We have included section references to direct you to a more complete description of the topics contained in this summary. We refer to Dividend Capital Total Realty Trust Inc. as “we” or “us” or the “Company” in this Offer to Purchase.

Why is the Company making this Offer?

We are making this Offer in response to an unsolicited offer to the Holders (the “MPF Offer”) commenced on March 23, 2012 by MPF Northstar Fund 2, LP, MPF Income Fund 26, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MacKenzie Flagship Fund 15, LLC, MP Income Fund 18, LLC, MP Income Fund 19, LLC, MPF Income Fund 20, LLC, MacKenzie Income Fund 27, LLC, Coastal Realty Business Trust, CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC, and CMG Income Fund II, LLC (collectively, “MPF”). In the MPF Offer, MPF is offering to purchase up to 9,150,000 Shares at a price of $5.25 per Share in cash. The Shares MPF is proposing to acquire constitute approximately 5.02% of our outstanding common stock.

You should be aware that the Company is not in any way affiliated with MPF, and we believe that the MPF Offer is not in the best interest of the Holders. After carefully evaluating the MPF Offer and consulting with our management and outside legal advisor, the board of directors of the Company recommends that you reject the MPF Offer and not tender your Shares.

We have sent to you our Schedule 14D-9, which we filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2012 in response to the MPF Offer and is incorporated herein by reference. Please carefully read this document before making your decision with regard to the MPF Offer. The Schedule 14D-9 gives you a detailed description of the board of directors’ reasons for recommending against the MPF Offer. As more fully set forth in the Schedule 14D-9, we believe that the MPF Offer is not in the best interests of the Holders because, among other reasons, the board believes that the offer price is less than the current and potential long-term value of the Shares. Also, as more fully set forth in the Schedule 14D-9, given the price of the MPF Offer, the board believes that the MPF Offer represents an opportunistic attempt to purchase Shares at a low price and make a profit and, as a result, deprive the Holders who tender Shares in the MPF Offer of the full current value of the Shares as well as the potential opportunity to realize the full long-term value of their investment in the Company. In summary, we believe that you should view MPF as an opportunistic purchaser that is attempting to acquire your Shares cheaply in order to profit at your expense.

In order to deter MPF and other potential bidders that may try to exploit the illiquidity of our Shares and acquire them from our Holders at prices substantially below their fair value, our board of directors has authorized this Offer to purchase up to 9,150,000 Shares at $6.00 per Share. However, the board believes that the offer price of this Offer is still less than the current and potential long-term value of the Shares. Accordingly, the board does not recommend that Holders tender their Shares in this Offer or the lower MPF Offer. Please carefully read this Offer to Purchase and the accompanying Letter of Transmittal, which were filed as exhibits to a Schedule TO filed with the SEC on April 6, 2012, before making your decision with regard to this Offer.

The board acknowledges that each Holder must evaluate whether to tender his or her Shares in either offer and that because there is no trading market for the Shares an individual Holder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the board believes that in making a decision as to whether to tender his or her Shares in either offer, each Holder should keep in mind that (a) the board has the right to amend, suspend or terminate the Company’s existing share redemption program at any time (and there is only a limited opportunity to redeem Shares under the program), (b) the board may have the right to amend, extend or terminate this Offer and (c) the board makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of providing liquidity to the Holders.

How was the price for this Offer established?

The board of directors established the $6.00 per Share price for this Offer by choosing a price that is higher than the MPF Offer price in order to reduce greatly the risk that MPF will be able to profit at our stockholders’ expense. We chose a price that is likely to deter MPF and other potential bidders that may try to exploit the illiquidity of our Shares and acquire them from our Holders at prices substantially below their fair value, but also considered other uses of our cash at this time given capital expenditure requirements, the liquidity needed to pay a regular dividend and attractive acquisition opportunities in the current real estate market. Our board of directors has concluded that our acquisition of Shares pursuant to this Offer would be accretive to remaining Holders.

Why does the Company recommend rejection of its own tender offer?

The board believes that both the MPF Offer price of $5.25 per Share and this Offer price of $6.00 per Share are less than the current and potential long-term value of the Shares, which belief is based on the board’s significant knowledge of the Company’s assets and, among other things, information provided by Company management with respect to the capitalization rate and funds from operation multiple implied by these offers as compared with industry averages, indicating these offers undervalue the Company. Company management, however, did not provide an estimate of the value of the Company or the Shares. We are making this Offer only to deter MPF and other potential bidders that may try to exploit the illiquidity of our Shares and acquire them from our Holders at prices substantially below their fair value, and in no way suggest that $6.00 per Share is the fair value of our Shares.

What liquidity options are available other than this Offer and the MPF Offer?

The Company’s existing quarterly share redemption program, which provides Holders who have held Shares for a minimum of one year with the opportunity, subject to the limitations of the share redemption program, to sell a portion of their Shares at a price in excess of the prices of this Offer and the MPF Offer (which redemption price is currently $8.45 but is subject to change in accordance with the terms of the share redemption program), is currently an alternative for Holders seeking to obtain liquidity for some of their Shares. However, in recent quarters, the share redemption program was over-subscribed by Holders, limiting redemptions to approximately 9%, 9%, 7% and 5% of the Shares each Holder requested to be redeemed for the second, third and fourth quarters of 2011 and first quarter of 2012, respectively. In addition, there has been a downward trend of satisfied redemption requests and this trend may continue. The Company’s ability to redeem Shares pursuant to the share redemption program may be further limited based on the level of Holder participation in the Company’s dividend reinvestment plan. Further, the board has the right to amend, suspend or terminate the share redemption program at any time.

The board remains committed to providing some liquidity to the Holders in a manner that it believes would be in the best interests of the Company and the Holders; however, there can be no assurance whether or when any alternatives to the current share redemption program will be adopted by the board. The Company has filed a preliminary Registration Statement on Form S-11 for a potential public offering of common stock (the “Proposed NAV Offering”) in which the Company would determine and publicly disclose a per Share net asset value (“NAV”) on a daily basis, redeem Shares at their NAV and become a perpetual-life REIT. In connection with this proposed offering, the board would amend the share redemption program with the intention of providing increased liquidity to Holders, which increase would be subject to the success of the proposed offering. However, this revised share redemption program is not currently a liquidity option for our Holders. In addition, if the Proposed NAV Offering does occur, the board’s methodology for calculating NAV would be different from that used to calculate the Company’s latest estimated value per Share. The board would expect the Company’s NAV per share to be lower than the latest estimated value per Share of $8.45 because the methodology for calculating NAV is expected to be based on an appraisal of the Company’s assets and may include only a portion of the enterprise value which contributed to the latest estimated value per Share (for a discussion of the methodology used to arrive at the latest estimated value per Share, please see Part II, Item 5, “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC and available for free on the SEC’s website at www.sec.gov). In addition, in connection with the Proposed NAV Offering, the board would be likely to lower the Company’s distribution rate to a level that would allow the Company to retain more earnings in an effort to promote longer term NAV growth and therefore be more appropriate for a perpetual-life REIT. The board makes no assurances that the Proposed NAV Offering or any of the related effects described in this paragraph will occur, and Holders should not assume that they will occur in making a decision as to whether to tender their Shares pursuant to this Offer.

Will the Company offer to purchase Shares in response to unsolicited tender offers in the future?

If the board of directors of the Company determines that it is advisable to do so, the Company may in the future make additional offers to purchase Shares from Holders in response to unsolicited tender offers. The board of directors of the Company may decide that such an offer is advisable for the same reasons as this Offer or for other unrelated reasons.

What are the classes and amounts of securities sought in this Offer?

The Company is offering to purchase up to 9,150,000 Shares. See Introduction and This Offer — Section 1.

What is the form of payment and will I have to pay any fees or commissions?

The Company is offering to pay $6.00 per Share, net to you, in cash, less any applicable withholding taxes and without interest. If you tender your Shares to the Company in this Offer, you will not be obligated to pay transfer fees, brokerage fees or commissions or other fees in connection with the sale of the Shares to the Company pursuant to this Offer.

The Depositary, which is also our transfer agent, will act as our Depositary under the existing agreement that we have with them. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith. The Company will pay all charges and expenses of the Depositary incurred in connection with this Offer. Neither the Company nor its affiliates will pay any fees or commissions to any broker or dealer or any other person (other than the Depositary) for soliciting tenders of Shares pursuant to this Offer.

Do you have the financial resources to make payment?

Yes. If all of the Shares sought are purchased, the Company’s required payment to purchase the Shares will be approximately $54,900,000. The Company currently has sufficient liquid net worth and access to capital to fund this Offer. See This Offer — Section 9.

How long do I have to decide whether to tender Shares in this Offer?

You will have until 12:00 midnight, Mountain Daylight Time, on May 15, 2012 to tender your Shares in this Offer, unless this Offer is extended. See This Offer — Section 4.

How will I be notified if this Offer is extended?

If the Company extends this Offer, the Company will inform the Depositary of that fact and will make a public announcement of the extension, not later than 9:00 A.M., Eastern Daylight Time, on the business day after the day on which this Offer was scheduled to expire. See This Offer — Section 1.

Will all of the Shares I tender be accepted by the Company?

The Company is offering to purchase up to 9,150,000 Shares. If the number of Shares validly tendered and not properly withdrawn between April 6, 2012 and May 15, 2012, or such other date to which this Offer may be extended, is less than or equal to 9,150,000, the Company will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of this Offer. On the other hand, if more than 9,150,000 Shares are so tendered and not withdrawn, the Company will accept for payment, and pay for, 9,150,000 Shares so tendered from Holders pro rata according to the number of Shares so tendered. You have the option to ‘Decline Partial Tender’ of your Shares by checking the appropriate box on the Letter of Transmittal. If you check that box, the Company will not purchase your Shares if more than 9,150,000 Shares are tendered, and you will be deemed to automatically withdraw your tender. See This Offer — Section 3.

May I tender Shares in this Offer and the MPF Offer?

You may not tender the same Shares in this Offer and the MPF Offer. If you tender Shares in this Offer, you must represent that the tendered Shares are not encumbered, including by any obligation to transfer them, and that when the Shares are accepted for payment by us, that we will acquire good, marketable and unencumbered title to the Shares.

May I tender Shares in this Offer for which I have requested, or for which I plan to request, redemption under the Company’s share redemption program?

You may tender Shares in this Offer for which you have requested, or for which you plan to request, redemption under the Company’s share redemption program. Such Shares will first be eligible for purchase by us pursuant to the terms of this Offer. Any Shares not purchased by us pursuant to this Offer will be eligible for redemption pursuant to the terms of our share redemption program. Holders that have submitted Shares for redemption under the Company’s share redemption program may tender Shares in this Offer without withdrawing their redemption requests or following any other special procedures. If you have or will submit Shares for redemption under the Company’s share redemption program and you also tender Shares in this Offer, then after the completion of this Offer you will be deemed to have submitted a redemption request pursuant to the Company’s share redemption program for the lesser of (a) the total remaining Shares that you own or (b) the number of Shares that you submitted for redemption. Currently we are offering a price of $6.00 per Share pursuant to this Offer and a price of $8.45 per Share pursuant to our share redemption program. However, we cannot guarantee that we will purchase any of your Shares pursuant to this Offer or our share redemption program, both of which are subject to significant limitations.

What are the most significant conditions to this Offer?

There is no condition to this Offer based on a minimum number of Shares tendered, the availability of financing, or the success of this Offer. However, we may elect not to purchase Shares properly tendered in the Offer if certain conditions are not satisfied or waived by us, at or prior to the Expiration Date, including, but not limited to:

•

No legal action shall have been instituted, threatened in writing, pending or taken that challenges or affects the Offer or could reasonably be expected to adversely affect our and our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects or otherwise materially impairs the contemplated future conduct of our business or our ability to exercise full rights of ownership or purchase and hold all Shares purchased in the Offer;

•

No general suspension of trading in, or limitation on prices for or trading in, securities on any national securities exchange or in the over-the-counter markets in the United States or the declaration of a banking moratorium or any suspension of payment in respect of banks in the United States shall have occurred;

•

No significant changes in the general political, market, economic or financial conditions in the United States or abroad that could reasonably be expected to materially and adversely affect our or our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects, or otherwise materially impairs the contemplated future conduct of our business or the trading in the Shares shall have occurred;

•

No commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States shall have occurred;

•

No person (including a group) shall have commenced, proposed, announced, made or have publicly disclosed a tender or exchange offer (other than this Offer and the MPF Offer), merger, acquisition, business combination or other similar transaction involving us nor shall we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

•	MPF shall not have extended, amended or terminated the MPF Offer;

•

No person (including a group) shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, to acquire us or any of the Shares, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries; and

•

No material adverse change in our and our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects shall have occurred.

Please see the discussion in This Offer — Section 12, for a description of all conditions and our ability to extend, amend or terminate this Offer.

How do I tender my Shares?

To tender Shares, you must deliver a completed Letter of Transmittal to the Depositary, not later than the time this Offer expires. We reserve the right to reject Letters of Transmittal if not completed in good order on or prior to the Expiration Date. See This Offer — Section 4.

Until what time can I withdraw previously tendered Shares?

You can withdraw tendered Shares at any time until this Offer has expired, and, if the Company has not agreed by May 15, 2012 (or a later date as may apply, if this Offer is extended) to accept your Shares for payment, you can withdraw them at any time after that time, until the Company accepts your Shares for payment. See This Offer — Section 5.

How do I withdraw previously tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the Shares. See This Offer — Section 5.

When and how will I be paid for my Shares?

Subject to the terms and conditions of this Offer, the Company will pay for all validly tendered and not withdrawn Shares promptly after the later of the date of the expiration of this Offer and the satisfaction or waiver of the conditions to this Offer set forth in This Offer — Section 12 relating to governmental or regulatory approvals. The Company does, however, reserve the right, in its sole discretion and subject to applicable law, to delay payment for Shares until satisfaction of all conditions to this Offer relating to governmental or regulatory approvals. See This Offer — Section 2.

The Company will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal and any other required documents. We reserve the right to reject Letters of Transmittal if not completed in good order on or prior to the Expiration Date. See This Offer — Section 2.

If I decide not to tender, how will this Offer affect my Shares?

The Company does not anticipate that Shares held by non-tendering Holders will be significantly affected in any way by the completion of this Offer. Our board of directors has concluded that acquisition of Shares pursuant to this Offer would be accretive to remaining Holders.

What are the federal income tax consequences of participating in this Offer?

If your tendered Shares are accepted and you are a U.S. Holder (as defined in This Offer — Section 6), the receipt of cash for your tendered Shares generally will be treated for U.S. federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution taxable as ordinary income to the extent it is out of our current or accumulated earnings and profits (and not designated by us as a capital gain dividend or qualified dividend income). Different rules may apply to Shares acquired as compensation (including Shares acquired upon the exercise of warrants, options or the vesting of restricted share units). See This Offer —Section 6.

If you are a Non-U.S. Holder (as defined in This Offer — Section 6), the payment of cash for your tendered Shares may be subject to U.S. federal income tax withholding. See This Offer — Section 6.

In all cases, we recommend that you consult your tax advisor regarding the tax consequences to you of tendering your Shares.

Whom can I talk to if I have questions about this Offer?

Questions regarding this Offer to Purchase or the Letter of Transmittal, and requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal, may be directed to Dividend Capital, C/O DST Systems, Inc., PO Box 219079, Kansas City, MO 64121-9079, Toll Free: 866-324-7348 *2 *1.

To: All Holders of Shares of Dividend Capital Total Realty Trust Inc.:

INTRODUCTION

Dividend Capital Total Realty Trust Inc. (the “Company”) is offering to purchase up to 9,150,000 shares of the Company’s common stock (the “Shares”) for $6.00 per Share in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer. We have retained DST Systems, Inc. (the “Depositary”) to serve as the depositary for this Offer. We will pay all charges and expenses of the Depositary incurred in connection with this Offer. See This Offer — Section 14.

There is no condition to this Offer based on a minimum number of Shares tendered, the availability of financing, or the success of this Offer. However, we may choose not to purchase any Shares if certain conditions occur, such as legal or government actions that would prohibit the purchase. Furthermore, the Company is not obligated to purchase any Share that is validly tendered if, among other things, there is a change that, in our reasonable judgment, would have a material adverse change on our business or prospects. The Company can waive any of the conditions in this Offer.

If more than 9,150,000 Shares are validly tendered and not withdrawn, the number of Shares to be accepted from Holders would be subject to proration. This Offer allows Holders the option to sell ‘Decline Partial Tender’ of their Shares, thereby allowing Holders the option to avoid proration if more than 9,150,000 Shares are tendered. See This Offer — Section 3. A Holder may tender any or all Shares owned by such Holder.

We are making this Offer in response to an unsolicited offer to the Holders (the “MPF Offer”) commenced on March 23, 2012 by MPF Northstar Fund 2, LP, MPF Income Fund 26, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MacKenzie Flagship Fund 15, LLC, MP Income Fund 18, LLC, MP Income Fund 19, LLC, MPF Income Fund 20, LLC, MacKenzie Income Fund 27, LLC, Coastal Realty Business Trust, CMG Partners, LLC, CMG Legacy Growth Fund, LLC, CMG Legacy Income Fund, LLC, and CMG Income Fund II, LLC (collectively, “MPF”). In the MPF Offer, MPF is offering to purchase up to 9,150,000 Shares at a price of $5.25 per Share in cash. The Shares MPF is proposing to acquire constitute approximately 5.02% of our outstanding common stock.

You should be aware that the Company is not in any way affiliated with MPF, and we believe that the MPF Offer is not in the best interest of the Holders. After carefully evaluating the MPF Offer and consulting with our management and outside legal advisor, the board of directors of the Company recommends that you reject the MPF Offer and not tender your Shares.

We have sent to you our Schedule 14D-9, which we filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2012 in response to the MPF Offer and is incorporated herein by reference. Please carefully read this document before making your decision with regard to the MPF Offer. The Schedule 14D-9 gives you a detailed description of the board of directors’ reasons for recommending against the MPF Offer. As more fully set forth in the Schedule 14D-9, we believe that the MPF Offer is not in the best interests of the Holders because, among other reasons, the board believes that the offer price is less than the current and potential long-term value of the Shares. Also, as more fully set forth in the Schedule 14D-9, given the price of the MPF Offer, the board believes that the MPF Offer represents an opportunistic attempt to purchase Shares at a low price and make a profit and, as a result, deprive the Holders who tender Shares in the MPF Offer of the full current value of the Shares as well as the potential opportunity to realize the full long-term value of their investment in the Company. In summary, we believe that you should view MPF as an opportunistic purchaser that is attempting to acquire your Shares cheaply in order to profit at your expense.

In order to deter MPF and other potential bidders that may try to exploit the illiquidity of our Shares and acquire them from our Holders at prices substantially below their fair value, our board of directors has authorized this Offer to purchase up to 9,150,000 Shares at $6.00 per Share. However, the board believes that the offer price of this Offer is still less than the current and potential long-term value of the Shares. Accordingly, the board does not recommend that Holders tender their Shares in this Offer or the lower MPF Offer. Please carefully read this Offer to Purchase and the accompanying Letter of Transmittal, which were filed as exhibits to a Schedule TO filed with the SEC on April 6, 2012, before making your decision with regard to this Offer.

The board acknowledges that each Holder must evaluate whether to tender his or her Shares in either offer and that because there is no trading market for the Shares an individual Holder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the board believes that in making a decision as to whether to tender his or her Shares in either offer, each Holder should keep in mind that (a) the board has the right to amend, suspend or terminate the Company’s existing share redemption program at any time (and there is only a limited opportunity to redeem Shares under the program), (b) the board may have the right to amend, extend or terminate this Offer and (c) the board makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of providing liquidity to the Holders.

The board of directors established the $6.00 per Share price for this Offer by choosing a price that is higher than the MPF Offer price in order to reduce greatly the risk that MPF will be able to profit at our stockholders’ expense. We chose a price that is likely to deter MPF and other potential bidders that may try to exploit the illiquidity of our Shares and acquire them from our Holders at prices substantially below their fair value, but also considered other uses of our cash at this time given capital expenditure requirements, the liquidity needed to pay a regular dividend and attractive acquisition opportunities in the current real estate market. Our board of directors has concluded that our acquisition of Shares pursuant to this Offer would be accretive to remaining Holders.

The board believes that both the MPF Offer price of $5.25 per Share and this Offer price of $6.00 per Share are less than the current and potential long-term value of the Shares, which belief is based on the board’s significant knowledge of the Company’s assets and, among other things, information provided by Company management with respect to the capitalization rate and funds from operation multiple implied by these offers as compared with industry averages, indicating these offers undervalue the Company. Company management, however, did not provide an estimate of the value of the Company or the Shares. We are making this Officer only to deter MPF and other potential bidders that may try to exploit the illiquidity of our Shares and acquire them from our Holders at prices substantially below their fair value, and in no way suggest that $6.00 per Share is the fair value of our Shares.

The Company’s existing quarterly share redemption program, which provides Holders who have held Shares for a minimum of one year with the opportunity, subject to the limitations of the share redemption program, to sell a portion of their Shares at a price in excess of the prices of this Offer and the MPF Offer (which redemption price is currently $8.45 but is subject to change in accordance with the terms of the share redemption program), is currently an alternative for Holders seeking to obtain liquidity for some of their Shares. However, in recent quarters, the share redemption program was over-subscribed by Holders, limiting redemptions to approximately 9%, 9%, 7% and 5% of the Shares each Holder requested to be redeemed for the second, third and fourth quarters of 2011 and first quarter of 2012, respectively. In addition, there has been a downward trend of satisfied redemption requests and this trend may continue. The Company’s ability to redeem Shares pursuant to the share redemption program may be further limited based on the level of Holder participation in the Company’s dividend reinvestment plan. Further, the board has the right to amend, suspend or terminate the share redemption program at any time.

The board remains committed to providing some liquidity to the Holders in a manner that it believes would be in the best interests of the Company and the Holders; however, there can be no assurance whether or when any alternatives to the current share redemption program will be adopted by the board. The Company has filed a preliminary Registration Statement on Form S-11 for the Proposed NAV Offering in which the Company would determine and publicly disclose a per Share NAV on a daily basis, redeem Shares at their NAV and become a perpetual-life REIT. In connection with this proposed offering, the board would amend the share redemption program with the intention of providing increased liquidity to Holders, which increase would be subject to the success of the proposed offering. However, this revised share redemption program is not currently a liquidity option for our Holders. In addition, if the Proposed NAV Offering does occur, the board’s methodology for calculating NAV would be different from that used to calculate the Company’s latest estimated value per Share. The board would expect the Company’s NAV per share to be lower than the latest estimated value per Share of $8.45 because the methodology for calculating NAV is expected to be based on an appraisal of the Company’s assets and may include only a portion of the enterprise value which contributed to the latest estimated value per Share. In addition, in connection with the Proposed NAV Offering, the board would be likely to lower the Company’s distribution rate to a level that would allow the Company to retain more earnings in an effort to promote longer term NAV growth and therefore be more appropriate for a perpetual-life REIT. The board makes no assurances that the Proposed NAV Offering or any of the related effects described in this paragraph will occur, and Holders should not assume that they will occur in making a decision as to whether to tender their Shares pursuant to this Offer.

If, prior to the Expiration Date, the Company increases the consideration offered to Holders pursuant to this Offer, such increased consideration will be paid with respect to all Shares that are purchased pursuant to this Offer, whether or not such Shares were tendered prior to such increase in consideration.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to this Offer.

THIS OFFER

1. Terms of this Offer.

Upon the terms and subject to the conditions set forth in this Offer, the Company will accept for payment and pay for up to 9,150,000 Shares that are validly tendered and not withdrawn before the Expiration Date. “Expiration Date” means 12:00 Midnight, Mountain Daylight Time, on May 15, 2012, unless extended, in which event “Expiration Date” means the latest time and date at which this Offer, as so extended, shall expire.

This Offer is subject to the conditions set forth in Section 12. If any such condition is not satisfied, we may:

•	terminate this Offer and return all tendered Shares to the tendering Holders,

•	extend this Offer and, subject to withdrawal rights as set forth in Section 5, retain all such Shares until the expiration of this Offer as so extended,

•

waive such condition and, subject to any requirement to extend the period of time during which this Offer is open, purchase all Shares validly tendered and not withdrawn prior to the Expiration Date, or

•	delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to this Offer.

Subject to any applicable rule and regulation of the SEC, the Company expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which this Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to this Offer and subject to the right of a tendering Holder to withdraw Shares.

Subject to any applicable rule and regulation of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company expressly reserves the right to (i) terminate or amend this Offer if any of the conditions set forth in Section 12 have not been satisfied or (ii) waive any condition or otherwise amend this Offer in any respect, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below. Rule 14e-1(c) under the Exchange Act requires the Company to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of this Offer.

If the Company increases or decreases the number of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to this Offer and this Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, this Offer shall be extended until the expiration of such period of 10 business days. If the Company makes any other material change in the terms of or information concerning this Offer or waives a material condition of this Offer, the Company will extend this Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of this Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the number of shares that must be tendered is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. “Business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, Mountain Daylight Time.

If the Company extends this Offer, is delayed in accepting for payment, or paying for, Shares or is unable to accept for payment, or payment for, Shares pursuant to this Offer for any reason, then, without prejudice to its rights under this Offer, the Depositary may, on the Company’s behalf, retain all Shares tendered, and such Shares may not be withdrawn except as provided in Section 5. The Company’s reservation of the right to delay acceptance for payment of, or payment for, Shares is subject to applicable law, which requires that the Company pay the consideration offered or return Shares deposited by or on behalf of Holders promptly after the termination or withdrawal of this Offer.

Any extension, delay, termination, waiver or amendment of this Offer will be followed as promptly as practicable by a public announcement thereof in accordance with applicable law. In the case of an extension of this Offer, we will make a public announcement of such extension no later than 9:00 A.M., Eastern Daylight Time, on the next business day after the previously scheduled Expiration Date.

Purchases from Officers, Directors and Affiliates of the Company. Holders who are officers, directors, and affiliates of the Company, are eligible to participate in this Offer. The only such Holder, our advisor, Dividend Capital Total Advisors LLC (the “Advisor”), has advised us that it does not intend to participate in this Offer. Additionally, we do not expect the independent directors of the Company to exercise their options for Shares (which have exercise prices of $11.00 per Share) in order to participate in this Offer.

2. Acceptance for Payment and Payment.

Upon the terms and subject to the conditions of this Offer, promptly after the Expiration Date, the Company will accept for payment and pay for Shares validly tendered and not withdrawn before the Expiration Date. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, the Company reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment of, or payment for, Shares in anticipation of any governmental or regulatory approvals. For a description of its right to terminate this Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Section 12. If the Company increases the consideration to be paid for Shares pursuant to this Offer, it will pay such increased consideration for all Shares purchased pursuant to this Offer.

The Company will pay for Shares accepted for payment pursuant to this Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to this Offer will be made only after timely receipt by the Depositary of (i) a properly completed and duly executed Letter of Transmittal and (ii) any other required documents. We reserve the right to reject Letters of Transmittal if not completed in good order on or prior to the Expiration Date. For a description of the procedure for tendering Shares pursuant to this Offer, see Section 4. Accordingly, payment may be made to tendering Holders at different times if delivery of the Letters of Transmittal and other required documents occurs at different times. Under no circumstances will the Company pay interest on the consideration paid for Shares pursuant to this Offer, regardless of any delay in making such payment.

For purposes of this Offer, the Company shall be deemed to have accepted for payment tendered Shares when, as and if it gives oral or written notice of our acceptance to the Depositary.

If any tendered Share is not purchased for any reason, the Letter of Transmittal with respect to such Shares not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Shares tendered pursuant to any Offer is delayed or the Company is unable to accept for payment, purchase or pay for Shares tendered pursuant to this Offer, then, without prejudice to its rights under Section 12 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Company, retain tendered Shares, subject to any limitations of applicable law, and such Shares may not be withdrawn except to the extent that the tendering Holders are entitled to withdrawal rights as described in Section 5.

If, prior to the Expiration Date, the Company increases the consideration offered to Holders pursuant to this Offer, such increased consideration shall be paid for all Shares accepted for payment pursuant to this Offer, whether or not such Shares were tendered prior to such increase.

3. Proration.

The Company is offering to purchase up to 9,150,000 Shares. If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 9,150,000, it will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of this Offer. However, in the event that more than 9,150,000 Shares are so tendered and not withdrawn, the Company will accept for payment, and pay for, 9,150,000 Shares so tendered from tendering Holders (who do not elect the ‘Decline Partial Tender’ option) on a pro rata basis, according to the number of Shares so tendered.

In the event that proration is required, because of the difficulty of immediately determining the precise number of Shares to be accepted and the Holders from whom Shares have been accepted, the Company will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Company will not pay for any Shares tendered until after the final proration has been completed.

Holders may indicate, by checking a box on the Letter of Transmittal (the ‘Decline Partial Tender’ box), that they only wish to sell their Shares if they will be able to sell all of their Shares, without any proration. If more than 9,150,000 Shares have been properly tendered without checking the ‘Decline Partial Tender’ box, then the above description of proration will apply only to tenders of such Shares that do not have the ‘Decline Partial Tender’ box checked.

4. Procedure for Tendering Shares.

Valid Tender of Shares. To validly tender Shares pursuant to this Offer, the Depositary must receive at its address set forth on the back cover of this Offer to Purchase a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal on or prior to the Expiration Date. We reserve the right to reject Letters of Transmittal if not completed in good order on or prior to the Expiration Date. A Holder of Shares may tender any and all Shares owned by such Holder.

In order for a tendering Holder to participate in this Offer, Shares must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Mountain Daylight Time, on May 15, 2012, or such date to which this Offer may be extended.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Holder and delivery will be deemed made only when actually received by the Depositary.

The tender of Shares will constitute your acceptance of this Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal, and to execute, deliver and perform the Letter of Transmittal and any other documents required by the Letter of Transmittal. The Company’s acceptance for payment of Shares tendered by you pursuant to this Offer will constitute a binding agreement between the Company with respect to such Shares, upon the terms and subject to the conditions of this Offer.

Signature Guarantee. The signature or signatures on the Letter of Transmittal must be guaranteed by an eligible guarantor institution.

Determination of Validity. The Company will determine, in its sole discretion, all questions as to whether Letters of Transmittal and any other documents required by the Letter of Transmittal are in good order, including the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and the Company’s determination shall be final and binding, subject to tendering Holders’ right to bring any dispute with respect thereto before a court of competent jurisdiction. The Company reserves the absolute right to reject any or all tenders of Shares that it determines not to be in proper form or the acceptance for payment of, or payment for, Shares, which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender of Shares. None of the Company, its affiliates, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Withdrawal Rights.

You may withdraw tenders of Shares made pursuant to this Offer at any time before the Expiration Date. Thereafter, such tenders are irrevocable. If the Company extends the period of time during which this Offer is open, is delayed in accepting for payment, or paying for, Shares or is unable to accept for payment or pay for Shares pursuant to this Offer for any reason, then, without prejudice to our rights under this Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 5.

For withdrawal to be effective, a written transmission notice of withdrawal must be timely received by the Depositary at the address set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, must specify the identity and quantity of Shares to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered again by following one of the procedures described in This Offer — Section 4 at any time before the Expiration Date.

The Company will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding, subject to each tendering Holder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. None of the Company, its affiliates, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

6. Certain U.S. Federal Income Tax Consequences.

The following discussion is a summary of certain U.S. federal income tax consequences of an exchange of Shares for cash pursuant to this Offer to Purchase that may be relevant to Holders who hold such Shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the provisions of the Code, final, temporary and proposed Treasury regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this Offer to Purchase, all of which are subject to change (possibly with retroactive effect), which may result in U.S. federal income tax consequences different from those described below. We have not sought, nor will we seek, any ruling from the Internal Revenue Service (the “IRS”), or other tax authority, with respect to the statements made and the conclusions reached in this discussion. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

The summary does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction or any non-income tax consequences (e.g., estate and gift tax consequences). In addition, this discussion does not address tax consequences applicable to a Holder’s particular circumstances, including, without limitation, alternative minimum tax consequences and tax consequences applicable to Holders that may be subject to special tax rules, such as banks, insurance companies and other financial institutions, brokers or dealers in securities or currencies, S corporations, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt organizations, hybrid entities, certain United States expatriates, persons holding Shares as a part of a hedge, straddle, conversion transaction or other risk reduction or integration transaction, or persons entering into a constructive sale with respect to the Shares, individual retirement and other tax-deferred accounts, regulated investment companies, real estate investment trusts, “U.S. Holders” (as defined below) having a functional currency other than the U.S. dollar, or Holders that acquired their Shares through the exercise of employee stock options or otherwise as compensation. If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership holding Shares and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of an exchange of Shares for cash pursuant to the Offer to Purchase.

The tax treatment of a Holder that exchanges its Shares for cash pursuant to the Offer to Purchase will depend upon whether the Holder’s receipt of cash for Shares pursuant to the Offer to Purchase is treated as a sale or exchange of the Shares or instead as a distribution with respect to the Company’s stock that is actually or constructively owned by the Holder.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares who or which is for U.S. federal income tax purposes (a) an individual citizen or resident of the United States for U.S. federal income tax purposes, (b) a corporation, or other entity taxed as a corporation, created or organized in or under the laws of the United States, any state thereof of the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. As used herein, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder.

EACH HOLDER IS ADVISED TO CONSULT ITS OWN TAX ADVISOR TO DETERMINE THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO IT OF THE OFFER TO PURCHASE.

Consequences to U.S. Holders. A U.S. Holder’s exchange of Shares for cash pursuant to the Offer to Purchase will be treated as a “sale or exchange” of the Shares for U.S. federal income tax purposes only if the receipt of cash upon such exchange:

•	is “substantially disproportionate” with respect to the U.S. Holder;

•	results in a “complete termination” of the U.S. Holder’s interest in the Company; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

In determining whether any of the above three tests has been met, a U.S. Holder must take into account not only the Shares that the U.S. Holder actually owns, but also the Shares that it constructively owns within the meaning of Section 318 of the Code. Under the constructive ownership rules of Section 318 of the Code, a U.S. Holder will be considered to own those Shares owned, directly or indirectly, by certain members of the U.S. Holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. Holder has an equity interest, as well as Shares the U.S. Holder has an option to purchase.

•

An exchange of Shares for cash pursuant to the Offer to Purchase will be “substantially disproportionate” with respect to a U.S. Holder if the percentage of outstanding Shares of the Company actually and constructively owned by the U.S. Holder immediately following the exchange of Shares for cash pursuant to the Offer to Purchase (treating all Shares acquired by us pursuant to the Offer to

Purchase as not outstanding) is less than 80% of the percentage of the outstanding Shares of the Company actually and constructively owned by the U.S. Holder immediately before the exchange (treating as outstanding all Shares purchased in the Offer to Purchase from the particular U.S. Holder and all other Holders). In no event will the exchange of Shares for cash pursuant to the Offer to Purchase be substantially disproportionate with respect to a U.S. Holder that owns 50% or more of the combined voting power of the Company immediately following the exchange of Shares for cash pursuant to the Offer to Purchase.

•

An exchange of Shares for cash pursuant to the Offer to Purchase will result in a “complete termination” of a U.S. Holder’s equity interest in the Company if either (1) all of the stock of the Company (including the Shares and other stock) actually and constructively owned by the U.S. Holder is exchanged for cash pursuant to the Offer to Purchase or (2) all of the stock of the Company (including the Shares and other stock) actually owned by the U.S. Holder is exchanged for cash pursuant to the Offer to Purchase and the U.S. Holder is eligible to waive, and effectively waives, the attribution of the Company’s stock constructively owned by the U.S. Holder in accordance with the procedures described in Section 302(c)(2) of the Code. U.S. Holders wishing to satisfy the “complete termination” test through waiver of attribution in accordance with the procedures described in Section 302(c)(2) of the Code should consult their tax advisors concerning the mechanics and desirability of such a waiver.

•

An exchange of Shares for cash pursuant to the Offer to Purchase will be treated as “not essentially equivalent to a dividend” with respect to a U.S. Holder if it results in a “meaningful reduction” in the U.S. Holder’s interest in the Company. Whether a U.S. Holder meets this test will depend on the U.S. Holder’s particular facts and circumstances. Generally, even a small reduction in the percentage interest (by vote and value) of a U.S. Holder whose is a minority shareholder and who exercises no control over corporate affairs should constitute a “meaningful reduction.” U.S. Holders should consult their tax advisers as to the application of this test to their particular circumstances.

Contemporaneous dispositions or acquisitions of Shares of the Company by a U.S. Holder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the above three tests has been satisfied. Each U.S. Holder should be aware that because proration may occur in the Offer to Purchase, even if all the Shares of the Company actually and constructively owned by a U.S. Holder are tendered pursuant to the Offer to Purchase, fewer than all of the Shares tendered may be purchased by us. Thus, proration may affect whether the surrender by a U.S. Holder pursuant to the Offer to Purchase will meet any of the above three tests.

If the receipt of cash by a U.S. Holder in exchange for the tender of Shares pursuant to the Offer to Purchase meets any of the above three tests, the U.S. Holder will recognize capital gain or loss equal to the difference between (1) the amount of cash received by the U.S. Holder for such Shares and (2) the U.S. Holder’s “adjusted tax basis” for such Shares at the time of the sale. Generally, a U.S. Holder’s adjusted tax basis for the Shares will be equal to the cost of the Shares to the U.S. Holder. This gain or loss will be characterized as long-term capital gain or loss if the U.S. Holder held the Shares that were sold for more than one year as of the date we are treated as purchasing the Shares in the Offer to Purchase. In the case of a U.S. Holder that is an individual, trust or estate, the maximum rate of U.S. federal income tax applicable to net capital gain on Shares held for more than one year is generally 15%. A U.S. Holder’s ability to deduct capital losses may be limited. A U.S. Holder must calculate gain or loss separately for each block of Shares (generally, Shares acquired at the same cost in a single transaction) we purchase from the U.S. Holder under the Offer to Purchase.

If the receipt of cash by a U.S. Holder in exchange for the tender of Shares pursuant to the Offer to Purchase does not meet any of the above three tests, then the full amount of cash received by the U.S. Holder with respect to our purchase of Shares under the Offer to Purchase will be treated as a distribution to the U.S. Holder with respect the U.S. Holder’s Shares. Such distribution will be treated as ordinary dividend income to the U.S. Holder to the extent of such U.S. Holder’s ratable share of our current or accumulated earnings and profits (to the extent not designated as capital gain dividends or qualified dividend income) as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-deferred return of capital that will reduce the U.S. Holder’s adjusted tax basis in the Shares exchanged in the Offer. Because our earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of any distribution will constitute a tax-deferred return of capital. Any amount remaining after the U.S. Holder’s adjusted tax basis has been reduced to zero will be taxable to the U.S. Holder as capital gain. Any such gain will be long-term capital gain if the U.S. Holder has held the Shares for more than one year as of the date we are treated as purchasing the Shares in the Offer to Purchase. The U.S. Holder’s remaining adjusted tax basis in its redeemed Shares (after any reduction as noted above), if any, will be allocated to other Shares of the Company held by the U.S. Holder.

Provided that no tendering Holder is treated as receiving a dividend as a result of the Offer to Purchase, stockholders whose percentage ownership of the Company increases as a result of the Offer to Purchase will not be treated as realizing taxable constructive distributions by virtue of that increase. In the event that any tendering Holder is deemed to receive a dividend, it is possible that stockholders whose percentage ownership of the Company increases as a result of the tender, including Holders who do not tender any Shares pursuant to the Offer to Purchase, may be deemed to receive a constructive distribution under Section 305(c) of the Code in the amount of the increase in their percentage ownership of the Company as a result of the Offer to Purchase. Such constructive distribution will be treated as a dividend to the extent of the Company’s current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply if the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations.

Consequences to Non-U.S. Holders. Gain realized by a Non-U.S. Holder on an exchange of Shares for cash pursuant to the Offer to Purchase generally will not be subject to U.S. federal income tax if the transaction is treated as a sale or exchange for U.S. federal income tax purposes pursuant to the tests described above under “Consequences to U.S. Holders” provided that: (1) such gain is not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if a treaty applies, the gain generally is not attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder); (2) the Non-U.S. Holder is an individual and is not present in the United States for 183 days or more in the taxable year of the sale or redemption and certain other conditions are met; and (3) (A) the Company is “domestically controlled,” which generally means that less than 50% in value of our stock continues to be held directly or indirectly by foreign persons during a continuous five-year period ending on the date the Non-U.S. Holder exchanges such Shares pursuant to the Offer to Purchase or, if shorter, during the entire period of our existence, or (B) the Shares are “regularly traded” on an established securities market and the exchanging Non-U.S. Holder has not held more than 5% of the Company’s outstanding Shares at any time during the five-year period ending on the date of the exchange pursuant to the Offer to Purchase. The Shares are not “regularly traded” on an established market, but we believe we are and have been “domestically controlled” at all times. If gain realized by a Non-U.S. Holder on an exchange of Shares for cash pursuant to the Offer to Purchase were to be subject to taxation, the Non-U.S. Holder would be subject to the same treatment as U.S. Holders with respect to such gain, and we may be required to withhold from the gross amount of cash to be paid to the Non-U.S. Holder in exchange for its Shares.

If a Non-U.S. Holder does not satisfy any of the tests described above under “Consequences to U.S. Holders,” the full amount received by the Non-U.S. Holder with respect to our purchase of Shares under the Offer to Purchase will be treated as a distribution to the Non-U.S. Holder with respect to the Non-U.S. Holder’s Shares, rather than as a sale or exchange of such Shares. Such distributions, that are not attributable to gain from our sales or exchanges of United States real property interests and not designated by us as capital gain dividends, will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such dividends to Non-U.S. Holders ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. If such dividend is treated as effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States, the Non-U.S. Holder generally will be subject to a tax at the graduated rates applicable to ordinary income, in the same manner as U.S. Holders are taxed with respect to such dividends (and also may be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation that is not entitled to any treaty exemption). In general, Non-U.S. Holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of Shares. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Holder to the extent they do not exceed the adjusted tax basis of the Non-U.S. Holder’s Shares tendered in the Offer to Purchase. Instead, they will reduce the adjusted tax basis of such Shares. To the extent that such distributions exceed the adjusted tax basis of a Non-U.S. Holder’s Shares tendered in the Offer to Purchase, they will give rise to tax liability if the Non-U.S. Holder would otherwise be subject to tax on any gain from the sale or exchange of Shares for cash pursuant to the Offer to Purchase, as described in the previous paragraph. Distributions that are attributable to gain from our sales or exchanges of United States real property interests will be taxed to a Non-U.S. Holder as if such gain were effectively connected with the conduct by such Non-U.S. Holder or a trade or business in the United States. Non-U.S. Holders would thus be taxed at the normal capital gain rates applicable to U.S. Holders, and would be subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, such dividends may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Holder not entitled to any treaty exemption. However, generally a capital gain dividend from a REIT is not treated as effectively connected income for a Non-U.S. Holder if (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States; and (2) the Non-U.S. Holder does not own more than 5% of the Shares at any time during the one year period ending on the date of the exchange pursuant to the Offer to Purchase. However, the Shares are not “regularly traded” on an established securities market located in the U.S. and therefore we do not believe that this exception applies.

Backup Withholding and Information Reporting. Information returns will generally be filed with the IRS in connection with of the gross proceeds payable to a Holder pursuant to the Offer to Purchase. We will rely on information previously provided by you in order to determine whether backup withholding is required. If we have not received this information from you, then unless an exemption exists and is proven in a manner satisfactory to the Depositary, a U.S. Holder will be subject to backup withholding on these payments. If you have not previously provided this information or wish to change previously provided information, you must submit to the Depositary a completed Form W-9 (or substitute form), which can be obtained from the Depositary or from www.irs.gov. Certain Holders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, such Non-U.S. Holder must submit a statement (generally, an IRS Form W-8BEN), signed under penalties of perjury, attesting to that individual’s exempt status. Such statements can be obtained from the Depositary or from www.irs.gov. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Furthermore, gross proceeds payable pursuant to the Offer to Purchase to a Non-U.S. Holder or his or her agent will be subject to withholding of U.S. federal income tax as described above under “Consequences to Non-U.S. Holders,” unless a reduced rate of withholding is applicable pursuant to a tax treaty or other exemption, or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. A Non-U.S. Holder may be eligible to file for a refund of such tax or a portion of such tax withheld if such stockholder meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above or if such Non-U.S. Holder is entitled to a reduced rate of withholding pursuant to a tax treaty and we withheld at a higher rate. In order to obtain a reduced rate of withholding under a tax treaty or other exemption, a Non-U.S. Holder must deliver to the Depositary before payment a properly completed and executed IRS Form W-8BEN claiming such an exemption or reduction. Such forms can be obtained from the Depositary or from www.irs.gov. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Offer to Purchase are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary a properly executed IRS Form W-8ECI claiming such exemption. Such forms can be obtained from the Depositary or from www.irs.gov. Backup withholding generally will not apply to amounts subject to the withholding described in this paragraph. Non-U.S. Holders are urged to consult their own tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

FIRPTA Withholding. We will rely on information previously provided by you in order to determine whether backup withholding of U.S. federal income tax pursuant to the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) in connection with the sale of a “U.S. real property interest” is required. If you have not previously provided this information or wish to change previously provided information, you may must complete a FIRPTA Affidavit, which you may obtain from the Depositary. A Non-U.S. Holder may be subject to withholding under FIRPTA.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE TENDER OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

Recent Tax Legislation regarding Cost Basis Reporting

Effective January 1, 2011, new federal income tax information reporting rules will require “cost basis” for Shares involved in certain transactions to be reported to Holders and the Internal Revenue Service. These rules generally apply to all Shares purchased on or after January 1, 2011, although we believe Shares purchased through our distribution reinvestment plan were not subject to these rules until after January 1, 2012.

More specifically, upon the transfer or redemption of any Shares subject to the new reporting requirements, a broker must report both the cost basis of the Shares and the gain or loss recognized on the transfer or redemption of those Shares to the Holder and to the Internal Revenue Service on Form 1099-B.

In connection with the transfer of Shares pursuant to this Offer, Holders may identify by lot the Shares that are purchased, but Shares of Holders who do not identify specific lots in a timely manner will be transferred on a “first in/first out” basis. Holders should consult their tax advisors regarding the consequences of the new information reporting rules.

7. Certain Effects of this Offer.

Loss of Future Opportunities. Holders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends by the Company from property operations or dispositions, and the purchase price per Share payable to a tendering Holder payable by the Company may be less than the total amount that might otherwise be received by the Holder with respect to the Shares over the remaining term of the Company.

As of December 31, 2011, the Company has cash and liquid assets of approximately $128.4 million that are available to make this Offer and future investments. In addition, on September 27, 2011, the Company secured a $100 million line of credit. Holders that tender their Shares will not be able to participate in the potential benefit of any such investments.

Offer Price Could Undervalue the Shares. The board believes that both the MPF Offer price of $5.25 per Share and this Offer price of $6.00 per Share are less than the current and potential long-term value of the Shares, which belief is based on the board’s significant knowledge of the Company’s assets and, among other things, information provided by Company management with respect to the capitalization rate and funds from operation multiple implied by these offers as compared with industry averages, indicating these offers undervalue the Company. Company management, however, did not provide an estimate of the value of the Company or the Shares.

Use of Securities Acquired. We currently intend to cancel and retire Shares purchased pursuant to the Offer. Such Shares will return to the status of authorized and unissued common stock and will be available for us to issue without further stockholder action for all purposes except as required by applicable law.

Depositary Engagement. The Depositary, which is also our transfer agent, will act as our Depositary under the existing agreement that we have with them. The Depositary is otherwise unrelated to the Company. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith. The Company will pay all charges and expenses of the Depositary incurred in connection with this Offer.

Plans and Proposals. Except as disclosed herein, or as may occur in the ordinary course of its business, we have no plan to take any action that relates to or would result in any of the following:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, other than the acquisition and disposition of properties in the ordinary course of business;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•	any change in the present board of directors or management of the Company;

•	any other material change in the Company’s corporate structure or business;

•	the Shares becoming eligible for termination or registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

8. Certain Information Concerning the Company.

The Company is a Maryland corporation formed on April 11, 2005 to invest in a diverse portfolio of real property and real estate related investments. The principal offices of the Company are located at 518 Seventeenth Street, 17th Floor, Denver, Colorado 80202, and its telephone number is (303) 228-2200.

The Company operates in a manner intended to qualify as a REIT for federal income tax purposes, commencing with the taxable year ended December 31, 2006, when the Company first elected REIT status. We utilize an Umbrella Partnership Real Estate Investment Trust organizational structure to hold all or substantially all of our assets through our operating partnership, Dividend Capital Total Realty Operating Partnership, L.P. (our “Operating Partnership”). Furthermore, our Operating Partnership wholly owns a taxable REIT subsidiary, DCTRT Leasing Corp., through which we execute certain business transactions that might otherwise have an adverse impact on our status as a REIT if such business transactions were to occur directly or indirectly through our Operating Partnership.

As of March 31, 2012, approximately 182,215,144 Shares were outstanding. The Shares are not listed on a national securities exchange and there is no established trading market for the Shares.

Securities Ownership and Transactions. As shown in the chart below, as of March 31, 2012, Shares representing less than 1% of the outstanding Shares were owned beneficially by the executive officers, directors, control persons and any executive officer or director of any control person of the Company.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 518 Seventeenth Street, 17th Floor, Denver, Colorado 80202.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percent of Common Stock
Dividend Capital Total Advisors LLC(2)	20,000		*
John A. Blumberg (Chairman and Director)(2)	20,000		*
Charles B. Duke (Independent Director)	20,000	(3)	*
Daniel J. Sullivan (Independent Director)	20,000	(3)	*
John P. Woodberry (Independent Director)	20,000	(3)	*
Guy M. Arnold (President)	—		—
Austin W. Lehr (Chief Operating Officer)	—		—
M. Kirk Scott (Chief Financial Officer and Treasurer, Vice President and Controller)	—		—
Joshua J. Widoff (Executive Vice President, General Counsel and Secretary)	—		—
Beneficial ownership of Common Stock by all directors and executive officers as a group (8 persons)(2)	80,000	(4)	*

*	Less than 1%.
(1)

Except as otherwise indicated below, each beneficial owner has the sole power to vote and dispose of all common stock held by that beneficial owner. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Common stock issuable pursuant to options, to the extent such options are exercisable within 60 days, is treated as beneficially owned and outstanding for the purpose of computing the percentage ownership of the person holding the option, but is not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)

The Advisor and the parent of the Advisor are presently each directly or indirectly controlled by one or more of the following and/or their affiliates: John A. Blumberg, James R. Mulvihill, and Evan H. Zucker. With respect to Mr. Blumberg, his beneficial ownership consists solely of 20,000 Shares held by our Advisor. Mr. Blumberg disclaims beneficial ownership of the Shares held by the Advisor except to the extent of his pecuniary interest therein.

(3)

On April 3, 2006, pursuant to the terms of our equity incentive plan, each of our independent directors was automatically granted a non-qualified option to purchase 10,000 Shares. Each such option has a maximum term of ten years and will vest according to the following schedule: 20% of the covered shares on the date of grant, and an additional 20% of such shares on each of the first four anniversaries of the date of grant, subject in each case to the director continuing to serve on our board of directors as of such vesting date. On August 27, 2007, August 21, 2008, June 29, 2009, and June 29, 2010, respectively, each of our independent directors was granted an option to purchase 5,000 Shares. These options fully vest two years after the grant date.

(4)	Includes 20,000 Shares held by the Advisor and vested options to purchase 60,000 Shares held by our independent directors.

Effective March 31, 2012, pursuant to the Company’s share redemption program, the Company redeemed approximately 1.5 million Shares at $8.45 per Share, for an aggregate price of approximately $12.3 million.

During the past 60 days prior to the April 6, 2012, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

Except as set forth above: (i) the Company does not, and to its knowledge, none of the persons listed above nor any of their affiliates, beneficially own or has a right to acquire any Shares or any other equity securities of the Company; (ii) the Company has not, and to its knowledge the persons or entities referred to in clause (i) above have not, effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; and (iii) the Company does not have, and to our knowledge the persons listed above do not have, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, file periodic reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also inspect such filings on the Internet website maintained by the SEC at www.sec.gov.

The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information about us to you by referring you to other documents that we file with the SEC. The information incorporated by reference is an important part of this Offer to Purchase, and is deemed to be part hereof except to the extent any such information is modified or superseded by information in this Offer to Purchase or in any other document expressly incorporated herein (whether specified below or in any amendment to the Schedule TO) that has a later date. We incorporate by reference the documents listed below:

•	our Schedule 14D-9 filed on April 6, 2012;

•	our Annual Report on Form 10-K for the year ended December 31, 2011 filed on March 21, 2012;

•	our Current Report on Form 8-K filed on March 23, 2012; and

•	our Definitive Proxy Statement on Schedule 14A filed on April 29, 2011.

The information relating to us contained in this Offer to Purchase should be read together with the information in the documents incorporated by reference.

You can obtain any of the documents incorporated by reference in this document from us, or the from the SEC through the SEC’s website at the address www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document, at no cost, by requesting them in writing or by telephone from us at the following address or telephone number or at our website at www.totalrealtytrust.com:

Dividend Capital Total Realty Trust Inc.

Investor Relations

518 17th Street, Suite 1700

Denver, Colorado 80202

Telephone: (303) 228-2200

9. Source and Amount of Funds.

The Company expects that approximately $54,900,000 would be required to purchase 9,150,000 Shares, if tendered, and approximately $150,000 of additional funds may be required to pay fees and expenses related to the Offer. The Company anticipates, to the extent available and allowed, to use a combination of its cash, liquid assets and, if necessary, borrowings under the line of credit to fund the purchase of tendered Shares. Currently, there is sufficient capital from these sources necessary to complete the entire purchase. Accordingly, this Offer is not conditioned upon any financing arrangements.

The Company’s available line of credit is a senior secured revolving credit facility (the “Credit Facility”) with PNC Bank, National Association (“PNC”), as administrative agent for itself and any other lenders that may become parties to the Credit Facility, and KeyBank National Association as syndication agent. Under the Credit Facility, the Company may borrow up to $100 million (the “Facility Amount”), and, subject to sufficient lender participation, the Company also has the right during the first two years of the Credit Facility term to increase the Facility Amount by an aggregate of $100 million to a total Facility Amount of $200 million. The Credit Facility also includes a standby letter of credit facility with a $25 million sublimit and a swing line facility with a sublimit of up to $10 million. The Credit Facility is secured by a pledge of certain distribution interests held (directly or indirectly) by the Operating Partnership through its ownership interested in certain subsidiaries. Further, the Credit Facility is secured by a pledge of equity interests in certain direct or indirect subsidiaries of the Operating Partnership.

The entire unpaid principal balance of all borrowings under the Credit Facility and all accrued and unpaid interest thereon will be due and payable in full on September 27, 2014, which date may be extended for two additional one-year periods provided that no default has occurred and subject to, for each one-year extension, an extension fee equal to 0.25% of the amount committed under the Credit Facility. The Company may borrow under the Credit Facility at rates equal to (1) LIBOR plus the applicable LIBOR margin (the “LIBOR Rate”) or (2) the greater of (a) the prime rate announced by PNC, (b) the Federal Funds Open Rate plus 0.5% or (c) LIBOR (adjusted daily) plus 1.0%, plus the applicable base rate margin (the “Base Rate”). The applicable LIBOR margin may vary from 3.0% to 4.0% and the applicable base rate margin may vary from 2.0% to 3.0% based on the Company’s then current leverage ratio. All swing line loans issued under the Credit Facility will bear interest at the Base Rate. The Company will be required to make interest-only payments. The Company also may prepay the Credit Facility in whole or in part at any time without penalty.

The Company is required to pay certain fees under the Credit Facility, including a fee for any unused portion of the Credit Facility and fees with respect to each letter of credit that is issued and outstanding. The Operating Partnership’s obligations with respect to the Credit Facility are guaranteed by the Company and all of the direct or indirect asset-holding subsidiaries of the Company, as defined in the Credit Facility, pursuant to the terms of a guaranty dated as of September 27, 2011.

The Credit Facility contains customary provisions in respect of events of default, and affirmative, negative and other financial covenants and representations, warranties and borrowing conditions.

If we borrow money from the Credit Facility to fund the purchase of tendered Shares, then we would anticipate repaying such borrowings in the ordinary course of business which could be through a refinancing or through other sources of capital, including but not limited to, cash flow from operations, capital raised in potential future equity offerings or through proceeds from future dispositions.

10. Purpose of this Offer.

The purpose of this Offer is to deter MPF and other potential bidders that may try to exploit the illiquidity of our Shares and acquire them from our Holders at prices substantially below their fair value. The board of directors believes that the offer price of this Offer is still less than the current and potential long-term value of the Shares. Accordingly, the board does not recommend that you tender your Shares in this Offer or the lower MPF Offer. The board also believes the repurchase of Shares at $6.00 per Share will be accretive to the Company and its remaining Holders, while also providing tendering Holders with a better alternative than the MPF Offer.

11. Dividends; Recapitalization.

Subject to and effective upon acceptance for payment of and payment for Shares tendered, the Holder shall not be entitled to cash distributions made or declared with a record date after the Expiration Date or other benefits of any nature whatsoever distributable or allocable to such tendered Shares under the Fifth Articles of Amendment and Restatement of the Company, as amended (as further amended, restated or otherwise modified from time to time).

If, on or after April 6, 2012, the Company should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares or issue or sell any additional Shares, shares of any other class or series of equity interest, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to the Company’s rights under This Offer — Section 12, the Company may, in its sole discretion, make such adjustments in the purchase price and other terms of this Offer as the Company deems appropriate, including the number or type of securities to be purchased.

12. Conditions of this Offer; Extension of the Tender Offer; Termination; Amendment.

Conditions

Notwithstanding any other provision of the Offer, if at any time on or after the commencement of the Offer and before the Expiration Date any of the following events has occurred (in our reasonable determination), we will not be required to accept for payment, purchase or pay for any Shares tendered, and we may terminate or amend the Offer or postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered (subject to Rule 13e-4(f) under the Exchange Act):

•

There has been threatened in writing, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

•

challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects our making of the Offer, the acquisition by us of some or all of the Shares pursuant to the Offer or any other matter relating to the Offer or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;

•	seeks to make our purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal;

•	materially impairs the contemplated benefits to us of the Offer;

•

seeks to impose limitations on our or our affiliates’ ability to acquire or hold or to exercise full rights of ownership, including, but not limited to, the right to vote their Shares on all matters validly presented to our stockholders; or

•

otherwise could reasonably be expected to materially and adversely affect our business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way our contemplated future conduct of our business;

•

There has occurred any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or prospects, the trading in the Shares or benefits to us of the Offer, including, but not limited to, the following:

•	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•

the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States;

•

any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

•

any decrease of more than 10% in the market price for the Shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, NASDAQ Composite Index or the Standard & Poor’s 500 Composite Index measured from the close of trading on April 5, 2012;

•

a material change in U.S. or any other currency exchange rates or a suspension of or limitation on the markets for such currencies that could have, in our reasonable judgment, a material adverse effect on our business or prospects, the trading in the Shares or benefits to us of the Offer;

•

legislation amending the Code having been passed by either the U.S. House of Representatives or Senate or pending before the U.S. House of Representatives or Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to materially change the tax consequences of the transaction contemplated by the Offer in any manner that would reasonably be expected to materially and adversely affect us; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•

A tender or exchange offer for any or all of the Shares (other than the Offer or the MPF Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or our subsidiaries, has been commenced by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

•	MPF extends, amends or terminates the MPF Offer;

•	We learn that:

•

any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before April 5, 2012);

•

any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before October 13, 2011 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 1% or more of our outstanding Shares; or

•

any new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

•

Any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any Shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;

•

Any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

•	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of Shares thereunder;

•	could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or

•	otherwise could reasonably be expected to materially adversely affect our business or prospects, the trading in the Shares or benefits to us of the Offer;

•

Any change or changes have occurred in our or our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, income, operations, licenses, results of operations or future business prospects that, in our reasonable judgment, has a material adverse effect on our business or prospects, the trading in the Shares or benefits to us of the Offer; or

•

We shall have determined that the consummation of the Offer and the purchase of the Shares may cause the Shares to be held of record by less than 300 persons or to be eligible for deregistration under the Exchange Act.

In addition, if facts and circumstances arise such that we reasonably believe, after consultation with our independent auditors and our legal counsel, that completing the Offer on its current or amended terms, or at all, would cause us to fail to meet any of the legal requirements for maintaining our status as a real estate investment trust under the Code, we may terminate or amend the Offer or postpone the acceptance of its Shares for payment.

The foregoing addresses the only conditions under which we are not obligated to complete the Offer. The conditions referred to above are for our sole benefit. We may assert these conditions regardless of the circumstances giving rise to any of them (other than any action or omission to act by us), and we may waive these conditions, in whole or in part, at any time and from time to time in our reasonable discretion prior to the Expiration Date. Except as noted below, our failure to exercise any of the foregoing rights at any time will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date and from time to time. However, once the Offer has expired, then all of the conditions to the Offer, other than those requiring receipt of necessary governmental approvals, must have been satisfied or waived.

In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination we make concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. Our right to terminate or amend the Offer or to postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered if any of the above listed events occur (or shall have been reasonably determined by us to have occurred) at any time prior to the Expiration Date shall not be affected by any subsequent event regardless of whether such subsequent event would have otherwise resulted in the event having been “cured” or ceasing to exist. Notwithstanding the foregoing, as soon as we are aware of any of the above listed events occurring, we will inform Holders promptly and inform them how we intend to proceed with respect to the Offer.

Extension of the Tender Offer; Termination; Amendment

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth under Conditions above shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. The Company also expressly reserves the right, in its sole discretion, upon the occurrence of any of the conditions specified under Conditions above, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares, by giving oral or written notice of termination or postponement to the Depositary and making a public announcement of termination or postponement. The Company’s reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth under Conditions above shall have occurred or shall be deemed by the Company to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer.

Amendments to the tender offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 A.M., Eastern

Daylight Time, on the next business day after the previously scheduled Expiration Date. Any public announcement made under the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change and in accordance with applicable law.

If the Company materially changes the terms of the tender offer or the information concerning the tender offer, the Company will extend the Offer to the extent required by the Exchange Act and certain related releases and interpretations of the SEC.

13. Certain Legal Matters; Regulatory Approvals.

General. Except as set forth in this Section 13, the Company is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Shares by the Company pursuant to this Offer. Should any such approval or other action be required, the Company intends to seek such additional approval. While there is no present intent to delay the purchase of Shares tendered pursuant to this Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company’s business, or that certain parts of the Company’s business might not have to be disposed of, or held separate, or other substantial conditions complied with, in order to obtain such approval or action, any of which could cause the Company to elect to terminate an Offer without purchasing Shares thereunder. The Company’s obligation to purchase and pay for Shares is subject to certain conditions, including conditions related to the legal matters discussed in this Section 13 .

Antitrust. The Company does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Shares pursuant to this Offer.

Margin Requirements. The Shares are not “margin securities” under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to this Offer.

The foregoing discussion is not a complete statement of the state law or U.S. federal law and is qualified in its entirety by reference to the applicable state law and applicable U.S. federal law.

14. Fees and Expenses.

DST Systems, Inc., which is also our transfer agent, will act as our Depositary under the existing agreement that we have with them. The Depositary is otherwise unrelated to the Company. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith. The Company will pay all charges and expenses of the Depositary incurred in connection with this Offer. Neither the Company nor its affiliates will pay any fees or commissions to any broker or dealer or any other person (other than the Depositary) for soliciting tenders of Shares pursuant to this Offer.

15. Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, Holders in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of the Company not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to this Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in This Offer — Section 8 of this Offer to Purchase.

Section 6.8.3 of the Company’s Articles of Restatement states in part that “no sale or transfer of Shares will be permitted of less than $2,000.” In connection with the Offer, because of the inconsistency with the federal tender offer rules, the Company does not intend to enforce Section 6.8.3 of the Company’s Articles of Restatement.

Dividend Capital Total Realty Trust Inc.

April 6, 2012

The Letter of Transmittal and any other required documents should be sent to the Depositary at the address set forth below:

The Depositary for this Offer is:

DST Systems, Inc.

By Regular Mail:

Dividend Capital

C/O DST Systems, Inc.

PO Box 219079

Kansas City, MO 64121-9079

By Overnight Courier:

Dividend Capital

C/O DST Systems, Inc.

430 West 7th Street, Suite 219079

Kansas City, MO 64105

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact Dividend Capital, C/O DST Systems, Inc., PO Box 219079, Kansas City, MO 64121-9079, Toll Free: 866-324-7348 *2 *1.